Inger S. Harrington, FSA, MAAA

Assistant Vice President and Actuary

March 31, 1999	Routing Code R-26
900 Cottage Grove Rd,
Hartford, CT 06152-4026
Telephone 860-726-4516
Facsimile 860-726-5094

Mr. Robert J. Lombardi, FSA, MAAA

Actuary

PHL Variable Insurance Company

One American Row

Hartford, CT 06102-5056

By Fax: 860.403.5221 and Certified Mail

Re:	Notice of Termination of the Variable Annuity Guaranteed Death Benefit Reinsurance Treaty Between Connecticut General Life Insurance Company and PHL Variable Insurance Company, dated January 1, 1996 (the “Treaty”).

Dear Mr. Lombardi:

Connecticut General Life Insurance Company, through CIGNA Reinsurance Division (“CIGNA”) is no longer assuming reinsurance of guaranteed death benefits or income benefits under variable annuity contracts.

This letter is CIGNA’s notice of termination of the Treaty effective as of December 31, 1999, (the “Expiry Date”). In accordance with the termination provision of the Treaty, CIGNA will not reinsure new business issued on and after the Expiry Date. Under the Treaty, in force business will remain reinsured, but we are interested in discussing with you the conditions under which the parties may be willing to agree to a recapture of that business.

We are aware of the treaty provision to enter into “good faith negotiations for subsequent treaty coverages and duration” by the date fixed in the treaty. In furtherance of that good faith obligation, we felt that it was particularly important to give you notice of CIGNA’s intentions regarding this business as promptly as practical.

Please let me know if we may have an opportunity to meet with you to discuss a possible recapture. If I can provide further assistance, or if you have questions about this letter, please call me at 860.726.4516, or Mike Adams at 860.726.7619.

Sincerely,

Inger S. Harrington

Copy: M. Adams